UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

"This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483)."

(Free English Translation)

BANCO SANTANDER (BRASIL) S.A.

C.N.P.J. nº 90.400.888/0001-42

Publicly Held Company with Authorized Capital

NIRE 35.300.332.067

ANNOUNCEMENT TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”), hereby informs the public that Mr. Fabio Colletti Barbosa announced his resignation as Chairman of the Board of Directors of the Company on September 22, 2011, which will be temporarily occupied by Mr. Marcial Portela, Vice-Chairman of the Board and Chief Executive Officer, until the entrance into office of the new President.

To the position of Chairman of the Board of Directors, replacing Mr. Fabio Colletti Barbosa, will be appointed Mr. Celso Clemente Giacometti, an independent member of the Board of Directors and Audit Committee of Santander Brasil, positions he has held since the April 13th and May 18th of 2010, respectively. Mr. Celso has extensive experience in audit and corporate governance, besides being a member of the Board of Directors, Supervisory Board and Audit Committee of other companies.

His election as Chairman of the Board of Directors is subject to corporate and legal approvals.

Fabio Colletti Barbosa, spent 16 years at Santander Brasil, Banco Real and ABN AMRO, during which he held the positions of CEO and Chairman of the Board of Directors, has contributed brilliantly to value creation for the Company and its shareholders.

São Paulo, August 23, 2011.

Carlos Alberto López Galán

Investor Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 24, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer